UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: April 14, 2011

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VIMPELCOM ANNOUNCES PAYMENT OF A FINAL DIVIDEND

Amsterdam and New York (April 14, 2011) – VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP), a leading international provider of telecommunications services, announced that its Supervisory Board declared the payment of a final dividend of US$0.15 per American depositary share (“ADS”) in relation to its 2010 results. Each ADS represents one common share. The total final dividend payment will be approximately US$244 million. With this final dividend payment, the Company will have paid a total of approximately US$1,090 million in dividends relating to its 2010 results.

The record date for the Company’s shareholders entitled to receive the final dividends has been set for June 1, 2011. The ex-dividend date is May 27, 2011. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon. The dividend will be paid by the Company before June 30, 2011.

About VimpelCom Ltd.

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikstan, Georgia, Armenia, Kyrgyzstan, Vietnam, Cambodia and Laos, covering territory with a total population of about 360 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

For more information, please contact:

Alexey Subbotin VimpelCom Tel: +31 (0)20 79 77 200 (Amsterdam) Tel: + 7 495 974-5888 (Moscow) Investor_Relations@vimpelcom.com	Mateo Millett FD Tel: 1-617 897-1533 mateo.millett@fd.com